Exhibit 99.1

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2025

UNAUDITED

IN U.S. DOLLARS

- - - - - - - - - -

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2025	2024
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$64,929	$119,384
Restricted cash	474	853
Trade receivables, (net of allowance for credit losses of $802 and $461 as of June 30, 2025 and December 31, 2024, respectively)	53,162	49,600
Contract assets	8,603	24,941
Inventories	48,737	38,890
Other current assets	45,498	21,963

Total current assets	221,403	255,631

LONG-TERM ASSETS:
Restricted cash	14	12
Long-term contract assets	7,890	8,146
Severance pay funds	6,544	5,966
Deferred taxes, net	16,129	11,896
Operating lease right-of-use assets	5,980	6,556
Other long-term assets	18,043	5,288

Total long-term assets	54,600	37,864

PROPERTY AND EQUIPMENT, NET	70,480	70,834

INTANGIBLE ASSETS, NET	61,689	12,925

GOODWILL	167,706	52,494

Total assets	$575,878	$429,748

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2025	2024
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loan	$3,375	$-
Trade payables	18,541	17,107
Accrued expenses	46,295	45,368
Advances from customers and deferred revenues	57,464	18,587
Operating lease liabilities	2,919	2,557
Other current liabilities	18,621	17,817

Total current liabilities	147,215	101,436

LONG-TERM LIABILITIES:
Long-term loan	56,497	2,000
Accrued severance pay	7,179	6,677
Long-term advances from customers and deferred revenues	25	580
Operating lease liabilities	3,229	4,014
Other long-term liabilities	45,971	10,606

Total long-term liabilities	112,901	23,877

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized: 90,000,000 shares as of June 30, 2025 and December 31, 2024; Issued and outstanding: 57,196,198 and 57,017,032 shares as of June 30, 2025 and December 31, 2024, respectively	2,743	2,733
Additional paid-in capital	947,500	943,294
Accumulated other comprehensive loss	(2,843)	(6,120)
Accumulated deficit	(631,638)	(635,472)

Total shareholders' equity	315,762	304,435

Total liabilities and shareholders' equity	$575,878	$429,748

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2025	2024
Revenues:
Products	$137,291	$93,434
Services	59,716	59,275

Total revenues	197,007	152,709

Cost of revenues:
Products	104,198	59,172
Services	32,484	38,910

Total cost of revenues	136,682	98,082

Gross profit	60,325	54,627
Operating expenses:
Research and development expenses, net	23,930	18,547
Selling and marketing expenses	16,467	14,109
General and administrative expenses	13,027	14,514
Other operating expenses (income), net	3,964	(725)

Total operating expenses	57,388	46,445

Operating income	2,937	8,182
Financial income (expenses), net	(2,186)	779

Income before taxes on income	751	8,961
Taxes on income	3,083	(2,695)

Net income	$3,834	$6,266

Earnings per share (basic and diluted)	$0.07	$0.11

Weighted average number of shares used in computing earnings per share:
Basic	57,081,120	57,016,808
Diluted	57,189,406	57,016,808

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2025	2024

Net income	$3,834	$6,266

Other comprehensive income (loss):
Foreign currency translation adjustments	725	(591)
Change in unrealized income (loss) on hedging instruments, net	3,367	(675)
Less - reclassification adjustments for net loss (income) realized on hedging instruments, net	(815)	138

Total other comprehensive income (loss)	3,277	(1,128)

Comprehensive income	$7,111	$5,138

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)

U.S. dollars in thousands (except number of ordinary shares data)

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
Balance as of December 31, 2023	57,016,086	$2,733	$937,591	$(5,315)	$(660,321)	$274,688

Stock-based compensation	-	-	2,929	-	-	2,929
Exercise of stock options	946	*) -	*) -	-	-	-
Comprehensive income (loss)	-	-	-	(1,128)	6,266	5,138

Balance as of June 30, 2024	57,017,032	$2,733	$940,520	$(6,443)	$(654,055)	$282,755

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders' equity
Balance as of December 31, 2024	57,017,032	$2,733	$943,294	$(6,120)	$(635,472)	$304,435

Stock-based compensation	-	-	3,455	-	-	3,455
Exercise of stock options and issuance of shares	179,166	10	751	-	-	761
Comprehensive income	-	-	-	3,277	3,834	7,111

Balance as of June 30, 2025	57,196,198	$2,743	$947,500	$(2,843)	$(631,638)	$315,762

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2025	2024
Cash flows from operating activities:

Net income	$3,834	$6,266
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	9,942	7,333
Stock-based compensation	2,073	3,888
Accrued severance pay, net	(76)	60
Deferred taxes, net	(4,233)	1,724
Increase in trade receivables, net	(9,234)	(17,734)
Decrease in contract assets	16,552	2,982
Decrease in other assets and other adjustments (including current, long-term and effect of exchange rate changes on cash, cash equivalents and restricted cash)	11,754	5,512
Decrease in inventories, net	96	974
Increase (decrease) in trade payables	(14,690)	3,579
Decrease in accrued expenses	(4,587)	(2,229)
Decrease in advances from customers and deferred revenues	(15,426)	(9,486)
Increase (decrease) in other liabilities	2,526	(2,177)

Net cash provided by (used in) operating activities	(1,469)	692

Cash flows from investing activities:

Purchase of property, equipment and intangible assets	(4,256)	(2,650)
Investment in other asset	(3,500)	-
Acquisition of subsidiary, net of cash acquired	(104,943)	-

Net cash used in investing activities	(112,699)	(2,650)

Cash flows from financing activities:

Repayment of credit facility, net	-	(7,453)
Repayments of short-term debts	-	(1,340)
Proceeds from short-term debts	-	1,469
Proceeds from long-term loan, net of associated costs	58,970	-
Repayment of long-term loan	(750)	-

Net cash provided by (used in) financing activities	58,220	(7,324)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,116	(718)

Decrease in cash, cash equivalents and restricted cash	(54,832)	(10,000)
Cash, cash equivalents and restricted cash at the beginning of the period	120,249	104,751

Cash, cash equivalents and restricted cash at the end of the period (a)	$65,417	$94,751

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

(a)	The following table provides a reconciliation of cash, cash equivalents and restricted cash to amounts reported within the condensed interim consolidated balance sheets:

	June 30,
	2025	2024

Cash and cash equivalents	$64,929	$93,667
Restricted cash - Current	474	1,030
Restricted cash - Long-term	14	54

Cash, cash equivalents and restricted cash	$65,417	$94,751

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 1: -	GENERAL

a.
Organization:

Gilat Satellite Networks Ltd. and its subsidiaries (the "Company") is a leading global provider of satellite-based broadband communications. The Company designs and manufactures ground-based satellite communications equipment, and provides comprehensive secure end-to-end solutions, end-to-end services for mission-critical operations, powered by its innovative technology. The Company’s portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals ("VSATs"), amplifiers, high-speed modems, high-performance on-the-move antennas, Electronically Steerable Antenna (“ESA”) and high efficiency, high power Solid State Power Amplifiers ("SSPAs"), Block Upconverters ("BUCs") and Transceivers, transportable and portable terminals for defense and field services. The Company’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, In-Flight Connectivity ("IFC"), maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. The Company also provides connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both its own networks, and other networks that it installs, mainly based on Build Operate Transfer ("BOT") and Build Own Operate ("BOO") contracts. In these projects, the Company builds telecommunication infrastructure typically using fiber-optic and wireless technologies for the broadband connectivity. The Company also provides managed network services over VSAT networks owned by others.

The Company was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

b.
The Company depends on major suppliers to supply certain components and services for the production of its products or providing services. If these suppliers fail to deliver or delay the delivery of the necessary components or services, the Company will be required to seek alternative sources of supply. A change in suppliers could result in product redesign, manufacturing delays or services delays which could cause a possible loss of sales and additional incremental costs and, consequently, could adversely affect the Company's results of operations and financial position.

c.
On June 17, 2024, the Company signed a definitive agreement to acquire 100% of the membership interests of Stellar Blu Solutions LLC. (“SBS”), a leading U.S.-based avionics solution provider of next-generation SATCOM terminal solutions. The closing of the transaction was subject to certain regulatory approvals, including the receipt of clearance of the Committee on Foreign Investment in the United States (CFIUS) and other customary closing conditions. On January 6, 2025, the Company completed the acquisition of SBS. For additional information, see Note 15.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 1: -	GENERAL (Cont.)

d.
Against the backdrop of the military conflict of Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing February 2022, and additional sanctions and restrictions may be imposed in the future. These sanctions and restrictions restricted the Company’s business in Russia, which mainly included exports to Russia, and had delayed the Company from performing money transfers from Russia due to banking regulations. In 2024, the Company wound down its business in Russia to a complete stop. While the Company’s business in Russia was limited in scope, the decision to wind-down the business caused a reduction in the Company’s sales and financial results.

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

a.
Unaudited condensed interim consolidated financial statements:

The accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for interim financial information. In the opinion of management, the unaudited condensed interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's condensed interim consolidated financial statements.

The balance sheets as of December 31, 2024, have been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2024 (the “Annual Financial Statements”), included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 27, 2025.

The significant accounting policies applied in the Company’s audited 2024 consolidated financial statements and notes thereto included in the Annual Report are applied consistently in these unaudited condensed interim consolidated financial statements. The Company’s interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.
Use of estimates:

The preparation of the unaudited condensed interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the unaudited condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.

Main areas that require significant estimates and assumptions by the Company’s management include contract costs, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations) and profits or losses, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves, contingent considerations and intangibles from business combination transaction and stock-based compensation. Actual results could differ from those estimates.

c.
Principles of consolidation:

The unaudited condensed interim consolidated financial statements include the accounts of Gilat Satellite Networks Ltd. and its subsidiaries in which the Company has a controlling voting interest. Inter-company balances and transactions have been eliminated upon consolidation.

d.
Recently issued accounting pronouncements – not yet adopted:

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Taxes Disclosures, which requires greater disaggregation of income tax disclosures. The new standard requires additional information to be disclosed with respect to the income tax rate reconciliation and income taxes paid disaggregated by jurisdiction. This ASU should be applied prospectively for fiscal years beginning after December 15, 2024, with retrospective application permitted. The Company is evaluating the impact on its disclosures in the consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 3: -	INVENTORIES

Inventories are comprised of the following:

	June 30,	December 31,
	2025	2024
	Unaudited	Audited

Raw materials, parts and supplies	$14,444	$16,291
Work in progress and assembled raw materials	11,633	10,335
Finished products	22,660	12,264

	$48,737	$38,890

Inventory net write-offs amounted to $1,064 and $1,113 during the six months ended June 30, 2025 and 2024, respectively.

NOTE 4:-	PROPERTY AND EQUIPMENT, NET

Property and equipment, net is comprised of the following:

	June 30,	December 31,
	2025	2024
	Unaudited	Audited
Cost:

Buildings and land	$84,097	$84,022
Computers, software and electronic equipment	69,220	67,627
Network equipment	41,895	39,739
Office furniture and equipment	4,260	4,165
Vehicles	353	299
Leasehold improvements	2,964	2,624

	202,789	198,476
Accumulated depreciation	(132,309)	(127,642)

Depreciated cost	$70,480	$70,834

Depreciation expenses amounted to $4,894 and $5,393 during the six months ended June 30, 2025 and 2024, respectively.

The Company leases part of its buildings as office space to others. The gross income generated from such leases amounted to approximately $2,211 and $2,649 for the six months ended June 30, 2025 and 2024, respectively. These amounts do not include the corresponding offsetting expenses related to this income.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 5:-	DEFERRED REVENUES

Deferred revenues as of June 30, 2025 and December 31, 2024 were $11,927 and $11,504, respectively, and primarily relate to revenues that are recognized over time for service contracts. Approximately $5,206 of the balance as of December 31, 2024 was recognized as revenues during the six months ended June 30, 2025.

The balance of deferred revenues approximates the aggregate amount of the billed and collected amount allocated to the unsatisfied performance obligations at the end of reporting period.

The aggregate estimated amount of the transaction price allocated to performance obligations from contracts with customers that have an original expected duration of more than one year and that are unsatisfied (or partially unsatisfied) as of June 30, 2025 is approximately $383,000. Such unsatisfied performance obligations, other than for large scale governmental projects (expected to be recognized over periods of approximately 4-10 years), principally relate to contracts in which the Company is committed to provide customer care services, extended warranty on equipment delivered to its customers or other services for an original period of more than one year. As of June 30, 2025, the Company expects to recognize approximately 86% of its remaining performance obligations as revenue within the next 3 years, with the remainder recognized over a period of approximately 4-10 years.

The Company elected to use the practical expedient of not disclosing transaction the prices allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, that are part of contracts with an original expected duration of one year or less.

During the six months ended June 30, 2025, the Company recognized approximately $9,600 of revenue from performance obligations that were satisfied (or partially satisfied) in previous periods, due to the variable consideration constraint in ASC 606. The corresponding balance was presented under other long-term assets as of June 30, 2025.

NOTE 6:-	COMMITMENTS AND CONTINGENCIES

a.	Litigation:

1.
In 2003, the Brazilian tax authority filed a claim against the Company’s inactive subsidiary in Brazil, SPC International Ltda., for the payment of taxes allegedly due from the subsidiary. After numerous hearings and appeals at various appellate levels in Brazil, the Supreme Court ruled against the subsidiary in final non-appealable decisions published in June 2017.

As of June 30, 2025, the total amount of this claim, including interest, penalties and legal fees is approximately $7,152, of which approximately $737 is the principal. The Brazilian tax authorities initiated foreclosure proceedings against the subsidiary and certain of its former managers. The foreclosure proceedings against the former managers were cancelled by the court in a final and non-appealable decision issued in July 2017. While foreclosure and other collection proceedings are pending against the subsidiary based on Brazilian external counsel’s opinion, the Company believes that the subsidiary has solid arguments to sustain its position that further collection proceedings and inclusion of any additional co-obligors in the tax foreclosure certificate are barred due to statute of limitation and that the foreclosure procedures cannot legally be redirected to other group entities and managers who were not initially cited in the foreclosure proceeding due to the passage of the statute of limitation. Accordingly, the Company believes that the chances that such redirection will lead to a loss recognition are remote.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

2.
In 2014, the Company’s Peruvian subsidiary, Gilat To Home Peru S.A. (“GTH Peru”), initiated arbitration proceedings in Lima against the Ministry of Transport and Communications of Peru ( “MTC”), and the National Telecommunications Program of Peru (“PRONATEL”). The arbitration was related to the PRONATEL projects awarded to GTH Peru in 2000-2001. Under these projects, GTH Peru provided fixed public telephony services in rural areas of Peru. The Company’s subsidiary’s main claim was related to damages caused by the promotion of mobile telephony in such areas by the Peruvian government in the years 2011-2015. In June 2018, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay GTH Peru approximately $13,500. The arbitration award in favor of GTH Peru was confirmed by the Peruvian Superior Court, which in November 2020 ordered MTC and PRONATEL to pay the arbitration-award amount. Following the Superior Court’s decision GTH Peru has initiated collection procedures against MTC and PRONATEL, and has collected approximately $13,700 (including accrued interest) with approximately $500 had yet to be collected.

3.
In October 2019, GTH Peru initiated additional arbitration proceedings against MTC and PRONATEL based on similar grounds for the years 2015-2019. In June 2022, the arbitration tribunal issued an arbitration award ordering MTC and PRONATEL to pay GTH Peru approximately $15,000. The arbitration award in favor of GTH Peru was confirmed by the Peruvian Superior Court, which ordered MTC and PRONATEL to pay the arbitration-award amount. Following the Superior Court’s decision, PRONATEL requested a constitutional protection writ (constitutional amparo) and GTH Peru initiated collection procedures against MTC and PRONATEL. During the six months ended June 30, 2025, GTH Peru received the second payment of approximately $4,400, which was recognized as income under "Other operating expenses (income), net" in the condensed interim consolidated statements of income. See Note 14. Approximately $7,500 has yet to be collected.

4.
The Company is in the midst of different stages of audits and disputes with various tax authorities in different parts of the world. Further, the Company is the defendant in various other lawsuits, including employment-related litigation claims and may be subject to other legal proceedings in the normal course of its business. The Company intends to defend the aforementioned matters vigorously and believes that a loss in excess of its accrued liability with respect to these claims is not probable.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 6:-	COMMITMENTS AND CONTINGENCIES (Cont.)

b.
Guarantees:

The Company guarantees its performance to certain of its customers, mainly through bank guarantees, surety bonds and corporate guarantees. Such guarantees are often required for the Company’s performance during the installation and operational periods. The guarantees typically expire when certain operational milestones are met.

As of June 30, 2025, the aggregate amount of financial guarantees outstanding to secure the Company’s various obligations was approximately $79,594, including an aggregate of approximately $75,623 for its subsidiaries in Peru. To secure these guarantees, the Company provided a floating charge on its assets as well as other pledges, including a fixed pledge, on certain assets and property. In addition, the Company has approximately $471 of restricted cash to secure some of those guarantees.

Under the arrangements with banks that provide credit line for guarantees, the Company is required to observe certain conditions. As of June 30, 2025, the Company follows these conditions. The Company’s credit and guarantee agreements also contain various restrictions and limitations that may impact the Company. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. The agreements also stipulate a floating charge on Company’s assets to secure the fulfillment of Company’s obligations to banks as well as other pledges, including a fixed pledge, on certain assets and property.

All the above guarantees are performance guarantees for the Company’s own performance, in accordance with ASC 460, “Guarantees” (“ASC 460”), such guarantees are excluded from the scope of ASC 460. The Company has not recorded any liability for such amounts, since the Company expects that its performance will be acceptable. To date, no performance guarantees have been exercised against the Company.

NOTE 7:-	DERIVATIVE INSTRUMENTS

The Company has entered into several foreign currency hedging contracts to protect against changes in value of forecasted foreign currency cash flows resulting from salaries and related payments that are denominated in NIS. These contracts were designated as cash flow hedges, as defined by ASC 815, as amended, are considered highly effective as hedges of these expenses and generally mature within twelve months.

The Company recognized gains of $815 and losses of $138 related to derivative instruments, within payroll expenses, included under Cost of revenues and Operating expenses in the condensed interim consolidated statements of income for the six months ended June 30, 2025 and 2024, respectively. The notional amounts of hedging contracts were $32,087 and $32,021 as of June 30, 2025 and December 31, 2024, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	DERIVATIVE INSTRUMENTS (Cont.)

The fair value of derivative instruments in the condensed interim consolidated balance sheets, which are presented under Other current assets, amounted to $3,620 and $1,068 as of June 30, 2025 and December 31, 2024, respectively.

The estimated net amount of the existing profit that is reported in accumulated other comprehensive loss as of June 30, 2025 that is expected to be reclassified into the condensed interim consolidated statement of income within the next twelve months is $3,620.

NOTE 8:-	SHAREHOLDERS’ EQUITY

a.	Share capital: Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

b.
Stock option plans:

Description of plans:

In October 2008, the Company’s Board of Directors adopted the 2008 Stock Incentive Plan (the “2008 Plan”) with 1,000,000 shares or stock options available for grant and a sub-plan to enable qualified optionees certain tax benefits under the Israeli Income Tax Ordinance. Among the incentives that may be adopted are stock options, performance share awards, performance share unit awards, restricted shares, RSUs awards and other stock-based awards. During the years commencing in 2010 and through June 30, 2025, the Company’s Board of Directors approved, in the aggregate, an increase of 12,209,361 shares to the number of shares available for grant under the 2008 Plan, bringing the total number of shares available for grant to 13,209,361. As of June 30, 2025, an aggregate of 223,000 shares were available for future grants under the 2008 Plan.

The options granted under the 2008 Plan during the six months ended June 30, 2025, have vesting restrictions, valuations and contractual lives in similar nature to those described in Note 11 of the Notes to the Company’s consolidated annual financial statements for the year ended December 31, 2024.

During the six months ended June 30, 2025, the Company granted restricted stock units (RSUs), including performance-based RSUs which are subject to market conditions (“PSUs”). These PSUs generally vest over a four-year period of continued employment.

In addition, the Company approved the issuance of additional PSUs, some of which are also subject to performance conditions, contingent upon shareholder approval. As of June 30, 2025, such shareholder approval had not yet been obtained. Accordingly, no share-based compensation expense was recognized in respect of these awards.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

Options granted to employees and directors:

The fair value of the Company’s stock options granted in the six months ended June 30, 2025 and 2024 was estimated using the following weighted average assumptions:

	Six months ended June 30,
	2025	2024

Risk free interest	4.36%	4.35% - 4.56%
Dividend yields	0%	0%
Volatility	43.26%	47.9% - 49.0%
Expected term (in years)	3.82	3.83

A summary of employees’ and directors’ option balances under the 2008 Plan as of June 30, 2025 and changes during the six months then ended are as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2025	5,290,625	$6.6	3.6	$1,060
Granted	910,000	$6.6
Exercised	(267,257)	$6.0
Forfeited and cancelled	(213,125)	$7.7

Outstanding as of June 30, 2025	5,720,243	$6.4	3.5	$4,583

Exercisable as of June 30, 2025	2,733,576	$6.5	2.7	$369

The weighted-average grant-date fair value of options granted during the six months ended June 30, 2025 and 2024 were $2.32 and $2.22, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the Company’s closing stock price and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on that date. These amounts changed based on the fair market value of the Company’s stock.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SHAREHOLDERS’ EQUITY (Cont.)

PSUs granted to employees:

A summary of the Company’s PSUs balances under the 2008 Plan as of June 30, 2025 and changes during the six months then ended are as follows:

Number of PSUs

Outstanding at January 1, 2025	-
Granted	737,500
Vested	-
Forfeited and cancelled	(20,500)

Outstanding as of June 30, 2025	717,000

The weighted-average grant-date fair value of PSUs granted during the six months ended June 30, 2025 were $5.73.

The fair value of the Company’s PSUs granted in the six months ended June 30, 2025 was estimated using the following weighted average assumptions:

Six months ended June 30,
2025

Risk free interest	4.27% - 4.35%
Volatility	44.17%
Expected term (in years)	1- 4
Minimal share price for vesting	5.25

c.
During the six months ended June 30, 2025 and 2024, the stock-based compensation expenses, including with respect to the Service Based Earn-Out and the Additional Earn-Out Consideration, as defined in Note 15, were recognized in the condensed interim consolidated statement of income in the following line items:

	Six months ended
	June 30,
	2025	2024

Cost of revenue of products	$216	$136
Cost of revenue of services	186	164
Research and development expenses, net	672	356
Selling and marketing expenses	556	305
General and administrative expenses	443	2,927

	$2,073	$3,888

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 9:-	OTHER COMPREHENSIVE INCOME (LOSS)

The following table shows the changes in accumulated other comprehensive income (loss), for the six months ended June 30, 2025:

	Six months ended June 30, 2025
	Foreign currency translation adjustments	Unrealized gain on cash flow hedges	Total

Beginning balance	$(7,188)	$1,068	$(6,120)

Other comprehensive income before reclassifications	725	3,367	4,092
Amounts reclassified from accumulated other comprehensive income	-	(815)	(815)

Net current-period other comprehensive income	725	2,552	3,277

Ending balance	$(6,463)	$3,620	$(2,843)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION

a.
The Company applies ASC 280, “Segment Reporting” (“ASC 280”). Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the chief operating decision maker ("CODM"). The CODM is the Company’s Chief Executive Officer. The Company’s CODM does not regularly review asset information by segments and, therefore, the Company does not report asset information by segment.

b.	Commencing January 1, 2025, the Company operates in three new operating segments as follows:

•
Gilat Defense Division: provides secure, rapid-deployment solutions for military organizations, government agencies, and defense integrators, with a strong focus on the U.S. Department of Defense resulting from the Company’s strategic acquisition of DataPath Inc (“DPI”). By integrating technologies from Gilat, DPI, and Gilat Wavestream, the Gilat Defense Division delivers resilient battlefield connectivity with multiple layers of communication redundancy for high availability.

•
Gilat Commercial Division: provides advanced broadband satellite communication networks for IFC, Enterprise and Cellular Backhaul, supporting HTS, VHTS, and NGSO constellations with turnkey solutions for service providers, satellite operators, and enterprises. The Company’s acquisition of SBS (see Note 15) serves as the cornerstone of this division, strengthening the Company’s position in the IFC market and enabling the Company to provide cutting-edge connectivity solutions that meet the demands of passengers, airlines, and service providers worldwide.

•
Gilat Peru Division: specializes in end-to-end telco solutions, including the operation and implementation of large-scale network projects. With expertise in terrestrial fiber optic, wireless, and satellite networks, the Gilat Peru Division provides technology integration, managed networks and services, connectivity solutions, and reliable internet and voice access across the region.

c.
Information on the reportable operating segments:

The measurement of operating income (loss) in the reportable operating segments is based on the same accounting principles applied in these condensed interim consolidated financial statements and includes certain corporate overhead allocations.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

1.	Financial information relating to reportable operating segments:

	Six months ended June 30, 2025
	Commercial	Defense	Peru	Total

Revenues	$133,277	$43,004	$20,726	$197,007
Cost of Revenues	95,933	30,094	10,655	136,682
Gross profit	37,344	12,910	10,071	60,325

Research and development expenses, net	17,032	6,898	-	23,930
Selling and marketing expenses	10,420	5,076	971	16,467
General and administrative expenses	6,630	3,360	3,037	13,027
Other operating expenses (income), net	5,014	1,884	(2,934)	3,964

Operating income (loss)	(1,752)	(4,308)	8,997	2,937
Financial expenses, net				(2,186)
Income before taxes on income				751
Taxes on income				3,083
Net income				$3,834

Depreciation and amortization expenses	$7,742	$1,363	$837	$9,942

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-	CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)
	Six months ended June 30, 2024
	Commercial	Defense	Peru	Total

Revenues	$84,593	$37,404	$30,712	$152,709
Cost of Revenues	46,309	27,384	24,389	98,082
Gross profit	38,284	10,020	6,323	54,627

Research and development expenses, net	15,067	3,480	-	18,547
Selling and marketing expenses	9,632	3,548	929	14,109
General and administrative expenses	3,954	6,795	3,765	14,514
Other operating expenses (income), net	1,587	(2,312)	-	(725)

Operating income (loss)	8,044	(1,491)	1,629	8,182
Financial income, net				779
Income before taxes on income				8,961
Taxes on income				(2,695)
Net income				$6,266

Depreciation and amortization expenses	$3,565	$2,671	$1,097	$7,333

*)
During the six months ended June 30, 2025 and June 30, 2024, the Company recognized revenues from construction performance obligations in the amount of $1,396 and $11,059, respectively, which are presented under Peru operating segment.

d.	Geographic information: Revenues attributed to geographic areas, based on the location of the end customers and in accordance with ASC 280, are as follows:

	Six months ended
	June 30,
	2025	2024

United States	$135,936	$61,672
Peru	20,726	30,740
Israel	1,524	8,000
Others	38,821	52,297

	$197,007	$152,709

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 10:-   CUSTOMERS, GEOGRAPHIC AND SEGMENT INFORMATION (Cont.)

e.	The table below represents the revenues from major customers and their operating segments:

	Six months ended June 30,
	2025	2024

Customer A - Commercial	46%	*)
Customer B - Peru	*)	17%
Customer C - Commercial	*)	13%

*) Less than 10%

Customer A is located in the U.S., Customer B is located in Peru and Customer C is located in the European Union.

NOTE 11:-	TAXES ON INCOME

The Company’s six months tax provision and estimates of its annual effective tax rate, is subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, tax law developments, as well as non-deductible expenses, such as share-based compensation, and changes in its valuation allowance. Tax benefit was $3,083 and taxes on income were $2,695 for the six months ended June 30, 2025 and 2024, respectively. The tax benefit for the six months ended June 30, 2025, was primarily related to the Company’s recognition of deferred tax assets in the U.S.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

1.	Numerator:

	Six months ended June 30,
	2025	2024

Net income available to holders of ordinary shares	$3,834	$6,266

2.	Denominator:

	Six months ended June 30,
	2025	2024

Weighted average number of shares	57,081,120	57,016,808
Add – stock options and PSUs	108,286	-
Denominator for diluted earnings per share	57,189,406	57,016,808

The total number of potential shares related to the outstanding options excluded from the calculations of diluted earnings per share, as they would have been anti-dilutive, were 4,780,710 and 5,545,025 for the six months ended June 30, 2025 and 2024, respectively.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 13:-	SUPPLEMENTARY CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS INFORMATION

a.	Other current assets:

	June 30, 2025	December 31, 2024
	Unaudited	Audited

Governmental authorities	$3,612	$3,033
Prepaid expenses	11,060	6,268
Deferred charges	8,885	4,510
Advance payments to suppliers	11,450	4,763
Other receivables	5,971	1,532
Derivative instruments	3,620	1,068
Other	900	789

	$45,498	$21,963

b.	Other current liabilities:

	June 30, 2025	December 31, 2024
	Unaudited	Audited

Payroll and related employee accruals	$13,819	$14,192
Governmental authorities	1,631	2,651
Holdback Amount (see Note 15)	-	800
Royalties commitment	2,920	-
Other	251	174

	$18,621	$17,817

c.	Other long-term liabilities:

	June 30, 2025	December 31, 2024
	Unaudited	Audited

Earn-out considerations (see Note 15)	$43,970	$10,400
Other	2,001	206

	$45,971	$10,606

d.
During the six months ended June 30, 2025, the Company invested $3,500 in Crosense, an early-stage startup developing drone detection and tracking technology. The investment is presented under Other long-term assets.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 14:-	OTHER OPERATING EXPENSES (INCOME), NET

Other operating expenses (income), net is comprised of the following:

	Six months ended
	June 30,
	2025	2024

Mergers and acquisitions related expenses	$2,568	$2,274
Loss (income) from changes in fair value of earn-out considerations and Holdback Amount	3,765	(2,916)
Income from arbitrations and legal proceedings, net	(2,966)	(748)
Others, net	597	665

	$3,964	$(725)

NOTE 15:-	BUSINESS COMBINATION

a.
On January 6, 2025, the Company acquired SBS, a leading US based provider of next-generation SATCOM terminal solutions.

In accordance with the acquisition method of accounting, the total estimated purchase price consideration for the SBS acquisition was $138,975, comprised of the following components:

i.	A closing payment totaling $107,788 paid in cash; and

ii.	$31,187 contingent earn-out payments, to be settled in cash (“SBS Earn-out Consideration”).

The SBS Earn-out Consideration consists of potential payments of up to $147,000 in cash, contingent upon the achievement of certain performance milestones.

As of June 30, 2025, the fair value of the SBS Earn-out Consideration was $33,476. The Company estimated the fair value of the SBS Earn-out Consideration by utilizing the Scenario Based Method. Changes in the SBS Earn-out Consideration fair value are recorded in the consolidated statements of income under Other operating expenses (income), net.

Under the preliminary purchase price consideration allocation, the Company allocated the purchase price consideration to tangible and identified intangible assets acquired and liabilities assumed based on the preliminary estimates of their fair values (with certain measurement exceptions prescribed by the purchase method such as contract assets, lease liabilities and assets, tax balances and other applicable items), which were determined using generally accepted valuation techniques based on estimates and assumptions made by management at the time of the acquisition. Such estimates are subject to change during the measurement period which is limited to up to one year from the acquisition date. Any adjustments to the preliminary purchase price consideration allocation identified during the measurement period will be recognized in the period in which the adjustments are determined.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 15:-	BUSINESS COMBINATION (Cont.)

Acquisition-related transaction costs are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. The Company incurred transaction costs of $2,121 and $1,067 during the six months ended June 30, 2025, and 2024, respectively, which were included in Other operating expenses (income), net in the consolidated statements of income.

The following table summarizes the preliminary value of assets acquired and liabilities assumed as of the acquisition date:

Value
Cash and Cash equivalents	$2,845
Trade receivables and contract assets	3,594
Inventories	10,365
Prepaid expenses and other current assets	30,468
Identified intangible assets	53,417
Goodwill	115,211
Operating lease right-of-use assets	498
Other long-term assets	1,838
Property and equipment, net	326
Total assets acquired	218,562

Accounts payable	16,233
Accrued expenses	5,488
Advances from customers and deferred revenues	53,720
Operating lease liabilities, current	430
Other current liabilities	3,340
Operating lease liabilities, non-current	105
Other long-term liabilities	271
Total liabilities assumed	79,587

Total purchase price consideration	$138,975

Goodwill represents the purchase price consideration paid in excess of the net tangible and intangible assets acquired, and is attributable primarily to expected synergies, economies of scale, the assembled workforce of SBS and other intangible benefits. The Company is evaluating the impact of potential synergies across its reporting units and, as a result, has not allocated goodwill to its other reporting units as of June 30, 2025. As of June 30, 2025, the goodwill is temporarily recorded under the Commercial segment. The Company will complete its evaluation and allocate goodwill, as applicable, by the end of the measurement period. The goodwill is expected to be fully deductible for income tax purposes.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 15:-	BUSINESS COMBINATION (Cont.)

The following table summarizes the preliminary estimate of the identified intangible assets and their estimated useful lives as of the acquisition date:

	Fair Value	Average expected useful life
Backlog	7,883	1.25 years
Customer Contracts	28,589	8 years
Technology	16,945	7 years
	53,417

The stand-alone results of operations of SBS have been included in the consolidated financial statements since the acquisition date. SBS revenue and net loss included in the Company’s consolidated statement of income from the acquisition date through June 30, 2025, were $60,860 and $5,626, respectively.

The following unaudited pro forma combined financial information table presents the results of operations of the Company and SBS as if the acquisition of SBS has been completed on January 1, 2024. The unaudited pro forma financial information includes adjustments primarily related to amortization of the acquired intangible assets, elimination of historical amortization expense, recognition of retention bonuses, recognition of share-based compensation associated with issuance of stock options to SBS key employees and reflects the net adjustment to financial expenses resulting from the $60,000 drawdown under the new $100,000 secured credit facility and the repayment of SBS existing debt as part of the acquisition. In addition, the unaudited pro forma financial information assumes no pro forma adjustments on the fair value of the SBS Earn-out Consideration.

The unaudited pro forma results have been prepared for illustrative purposes only and are not necessarily indicative of what the actual results of operations of the Company and SBS, combined, would have been due to any synergies, economies of scale, the assembled workforce of SBS and other elements typically associated with business combinations.

	Six Months Ended June 30, 2025	Year Ended December 31, 2024
	Unaudited
Revenues	197,007	325,875
Net loss	(1,204)	(27,287)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands (except number of ordinary shares data)

NOTE 15:-	BUSINESS COMBINATION (Cont.)

b.
In November 2023, the Company acquired DPI, a U.S. based expert systems integrator with a strong focus on the U.S. Department of Defense and the U.S. government sectors. In accordance with the acquisition method of accounting, the total estimated purchase price consideration for the DPI acquisition was $19,231, subject to working capital adjustments. For further details, see Note 17 in the Annual Financial Statements.

The total purchase price consideration for the acquisition was $19,231, comprising:

iii.	A closing payment totaling $2,461, made through the issuance of ordinary shares;

iv.	A deferred payment of $820 in ordinary shares, set to be issued as per the terms outlined in the purchase agreement (“Holdback Amount”);

v.	$4,787 cash paid by the Company to partially settle DPI's outstanding debt and transaction costs; and

vi.	$11,163 Contingent earn-out payments, to be settled using the Company's ordinary shares (“DPI Earn-out Consideration”).

The DPI Earn-out Consideration amounts are based on the financial results of DPI in each of the years ending December 31, 2024, 2025 and 2026 and have a maximum outcome of Company’s ordinary shares issuance to DPI’s seller of 2,419,755.

Additionally, the Company has committed to issuing up to 705,245 of the Company’s ordinary shares over approximately three years post-acquisition, contingent on continued service and achieving specified financial results (“Service Based Earn-Out”). The Service Based Earn-Out was classified as an equity grant and measured based on the Company’s closing share price as of the acquisition date. Moreover, if all earn-outs will be paid in full, and subject to other conditions, the seller of DPI will be entitled a one-time payment of $9,000 payable in the Company’s ordinary shares or cash, at the Company’s discretion under certain limitations (“Additional Earn-Out Consideration”). The Additional Earn-Out Consideration was classified as a liability grant. During the year ended December 31, 2024, the Company partially amended the Additional Earn-Out Consideration conditions under the purchase agreement with the former shareholders of DPI, modifying it to an amount in the range of $2,000-$9,000, conditioned upon meeting certain financial results. As of June 30, 2025 and December 31, 2024, the Company recognized a liability in the amount of $0 and $1,382, respectively, which was presented under Other long-term liabilities in its balance sheet.

The Holdback Amount was settled through the issuance of ordinary shares during the six months ended June 30, 2025.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 16:-	FAIR VALUE MEASUREMENTS

The Company measured the Holdback Amount fair value by multiplying the closing market share price of the Company in the held-back number of ordinary shares and classified it within Level 1. Hedging contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Earn-Out Considerations are classified within Level 3, as these liabilities are valued using valuation techniques.

In 2022, the Company invested in the convertible debt of a Canadian company. The Company elected to measure the convertible debt at fair value with changes in fair value recognized in financial income (expenses), net in the condensed interim consolidated statement of income. The fair value of the convertible debt is classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. As of June 30, 2025 and December 31, 2024, the fair value of the convertible debt was determined to be zero.

	June 30, 2025
	Unaudited
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	-	3,620	-	3,620

Total financial assets	$-	$3,620	$-	$3,620

Liabilities:
Earn-out considerations	-	-	43,970	43,970

Total financial liabilities	$-	$-	$43,970	$43,970

	December 31, 2024
	Audited
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	-	1,068	-	1,068

Total financial assets	$-	$1,068	$-	$1,068

Liabilities:
Holdback Amount	800	-	-	800
DPI Earn-Out Consideration	-	-	9,018	9,018

Total financial liabilities	$800	$-	$9,018	$9,818

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 16:-	FAIR VALUE MEASUREMENTS (Cont.)

The table below presents the changes in the earn-out considerations related to the acquisitions of DPI and SBS, which were classified as Level 3 and measured at fair value on a recurring basis, in the six months ended June 30, 2025:

Fair value at the beginning of the period	$9,018
Expense from changes in fair value	3,765
Business combination (See Note 15)	31,187
Fair value at the end of the period	$43,970

The Company estimated the fair value of the DPI Earn-out Consideration by utilizing a Monte Carlo simulation. The significant assumptions used in the model mainly relate to the projected revenues and adjusted EBITDA in the forecasted years, including revenue growth rate range of 10.6%-28.9% and adjusted EBITDA margin range of 11.8%-12.5%.

The Company estimated the fair value of the SBS Earn-out Consideration by utilizing the Scenario Based Method. The significant assumptions used in the scenario-based model relate to the probability of meeting the specified performance milestones, which directly impacts the expected payout under the SBS Earn-out Consideration, as well as the discount rate applied in determining the present value of such expected payouts.

NOTE 17:-	LONG-TERM LOANS

On October 13, 2024 , in connection with the closing of the SBS acquisition, the Company entered into an up to $100,000 secured credit facility (the “Credit Facility”), among the Company, Wavestream Corp., a wholly owned subsidiary of the Company (the “Borrower”), and the lenders party to the agreement HSBC Bank USA, N.A. and Bank Hapoalim B.M. (the “Lenders”).

$60,000 was drawn down at the SBS acquisition closing date, net of issuance expenses of $1,684, and the proceeds were used by the Company to finance a portion of the SBS acquisition. The Credit Facility will mature on the third anniversary of its entry date and amortizes at a rate of between 5% - 10% per annum payable in quarterly installments, with the remaining principal amount due at maturity.

The Credit Facility bears interest at an annual rate of SOFR plus 2.85% to 3.6%. The terms of the Credit Facility contain a number of covenants that, under certain circumstances, may limit the Company’s ability to, among other things, incur indebtedness, create liens, make investments, merge with other companies, dispose of assets, prepay other indebtedness and make dividends and other distributions. Failure to meet the covenants beyond applicable grace periods could result in acceleration of outstanding borrowings and/or termination of the Credit Facility. As of June 30, 2025, the Company was in compliance with the Credit Facility covenants.

As of June 30, 2025, the total future principal payments related to Credit Facility are as follows:

Year ending December 31,

2025	1,500
2026	4,125
2027	53,625
$59,250

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands

NOTE 17:-	LONG-TERM LOANS (Cont.)

The Credit Facility is guaranteed by a combination of floating and fixed liens, provided by the Company, the Borrower, and certain of the Company’s subsidiaries (collectively, the “Guarantors”). The liens and the obligations of the Borrower and the Guarantors are subject to certain exceptions set forth in the Credit Facility.

The total interest expenses, including issuance costs amortization, recognized in connection with the Credit Facility, were $2,623 for the six months ended June 30, 2025.

In addition, one of the Company’s subsidiaries has a loan agreement with one of its former shareholders:

			June 30,	December 31,
	Interest rate	Maturity	2025	2024

Other loan	14%	2026	$2,000	$2,000

NOTE 18:-	SUBSEQUENT EVENTS

On July 4, 2025, the One Big Beautiful Bill Act (OBBBA) was signed into law. This legislation includes changes to U.S. federal tax law, which may be subject to further clarification and the issuance of interpretive guidance. The Company is assessing the legislation and its potential effect on the Company’s operations and subsequent consolidated financial statements.